Simpson Thacher & Bartlett LLP
425 lexington avenue new york, ny 10017-3954
telephone: +1-212-455-2851

December 22, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.W.

Washington, D.C. 20549

Attn: Karen Rossotto and Jeff Long

Re:	Coller Secondaries Private Equity Opportunities Fund
File Nos. 811-23879 and 333-272265

Ladies and Gentlemen:

On behalf of Coller Secondaries Private Equity Opportunities Fund (formerly, Coller Secondaries Private Equity Fund) (the “Fund”), we are providing the following responses to supplemental comments received from the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) by telephone on December 18, 2023 and December 20, 2023 (the “Supplemental Comments”), relating to the Fund’s registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the Commission on May 30, 2023 (the “Registration Statement”). The Fund intends to file Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which will include revisions in response to the Supplemental Comments and revisions to otherwise update disclosure.

For convenience of reference, the Supplemental Comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Predecessor Fund

1.	Supplemental Comment: Please revise the disclosure to clarify that there is no guarantee that the contemplated transaction with the Predecessor Fund will be approved by the Board or by the Predecessor Fund’s general partner. Please also revise the disclosure to indicate how C-SPEF will invest the proceeds from the sale of Shares of C-SPEF in the event that the contemplated transaction with the Predecessor Fund does not occur.

Response: The disclosure will be revised in the Amendment.

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2.	Supplemental Comment: Regarding the audited financial statements of the Predecessor Fund to be filed in a post-effective amendment to the Registration Statement, as contemplated by Rule 6-11 of Regulation S-X, please explain in correspondence which reporting period(s) will be included in such financial statements.

Response: The Fund currently anticipates that the audited financial statements of the Predecessor Fund contemplated by Rule 6-11 of Regulation S-X will include the three-month and since-inception periods ended March 31, 2024.

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Please call me at (212) 455-2851 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Nathan D. Somogie
Simpson Thacher & Bartlett LLP

cc:	Jay Williamson, Securities and Exchange Commission

Richard Jason Alexander Elmhirst, Esq., Coller Private Market Secondaries Advisors, LLC

Alexander Wahllof-Malinconico, Coller Private Market Secondaries Advisors, LLC

Josh Schnurman, Coller Private Market Secondaries Advisors, LLC

Radin Ahmadian, Esq., Coller Private Market Secondaries Advisors, LLC

Rajib Chanda, Esq., Simpson Thacher & Bartlett LLP

John Fitzgerald, Esq., Simpson Thacher & Bartlett LLP

Benjamin Ruano, Esq., Simpson Thacher & Bartlett LLP